UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K


/X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended          December 31, 1998
                           ---------------------------------------------------

                                                     OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

For the transition period from                    to
                               ------------------    ------------------

Commission file number             1-9887
                      --------------------------------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Oregon Steel Mills, Inc. Employee Stock Ownership Plan
-------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                            Oregon Steel Mills, Inc.
------------------------------------------------------------------------------

1000 Broadway Building, Suite 2200, Portland, Oregon                    97205
------------------------------------------------------------------------------

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK
OWNERSHIP PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1998 AND 1997

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
DECEMBER 31, 1998 AND 1997
------------------------------------------------------------------------------



                                                                          PAGE

Report of Independent Accountants.........................................  1

Statement of Net Assets Available for Benefits............................  2

Statement of Changes in Net Assets Available for Benefits.................  3

Notes to the Financial Statements.........................................  4

Supplemental Information Required by ERISA

     Schedule 1 - Schedule of Assets Held for Investment Purposes.........  7

     Schedule 2 - Schedule of Reportable Transactions.....................  8

     Schedule 3 - Schedule of Non-Exempt Transactions.....................  9

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Trustees of
Oregon Steel Mills, Inc.
Employee Stock Ownership Plan



In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Oregon Steel Mills, Inc. Employee Stock Ownership Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
-------------------------------
Pricewaterhouse Coopers LLP

Portland, Oregon
June 1, 1999

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------




                                                   1998                 1997
                                               -----------          -----------
                                  ASSETS
Cash and cash equivalents                      $    14,295          $     2,502

Investment in Oregon Steel Mills, Inc.
   Common stock, at fair value                  20,810,201           39,806,656

Employer contribution receivable                         -            1,500,000
                                               -----------          -----------

    Total assets                               $20,824,496          $41,309,158
                                               -----------          -----------


                                LIABILITIES

Pass-through dividends payable                      13,263                    -
                                               -----------          -----------

Net assets available for benefits              $20,811,233          $41,309,158
                                               ===========          ===========
















               The accompanying notes are an integral part of this statement.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
------------------------------------------------------------------------------





                                                                             1998               1997
                                                                        -------------       ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
   Net (depreciation) appreciation in fair value of investments         $(17,329,379)        $ 9,550,744
   Dividends received                                                      1,049,938           1,103,699
   Interest income                                                             1,008                 256
Employer contributions                                                           493           1,500,911
                                                                        ------------         -----------
          Total additions (deductions)                                   (16,277,940          12,155,610
                                                                        ------------         -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits distributed to participants                                       3,170,047           3,249,046
Transfer of assets to the Oregon Steel Mills, Inc. Thrift Plan                     -             524,345
Pass-through of dividends to participants                                  1,049,938           1,103,699
                                                                        ------------         -----------
          Total deductions                                                 4,219,985           4,877,090
                                                                        ------------         -----------

          Net (decrease) increase                                        (20,497,925)          7,278,520

Net assets available for benefits:
     Beginning of year                                                    41,309,158          34,030,638
                                                                        ------------         -----------

     End of year                                                        $ 20,811,233         $41,309,158
                                                                        ============         ===========











         The accompanying notes are an integral part of this statement.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     GENERAL
     Oregon Steel Mills, Inc. (the Company) established the Employee Stock Ownership Plan (the Plan) on November 27, 1980 and amended and restated it effective January 1, 1994 to invest primarily in common stock of the Company for the benefit of eligible employees. All employees with at least six months of service for the Company, other than those whose terms and conditions of employment are determined by collective bargaining agreements that do not provide for participation in the plan, are eligible to participate in the plan. Wells Fargo Bank is the Plan Trustee. Administration of the Plan is performed by an administrative committee appointed by the Company's Chief Executive Officer.

     CONTRIBUTIONS
     Under the provisions of this defined contribution plan, the employer may make discretionary contributions to the Plan, generally in the form of newly issued shares of the Company's common stock. Employer contributions are allocated to each participant's account based on the proportion that each participant's compensation bears to total compensation, subject to specified limitations. Voluntary contributions by employees are not permitted. Any forfeitures resulting from the termination of participants not fully vested are allocated among the accounts of persons who are participants on the last day of the Plan's fiscal year, or whose participation in the Plan terminated during the year because of normal retirement (as defined in the Plan), death, total disability or layoff, in the proportion that each such person's compensation taken into account under the Plan bears to such compensation of all those persons for the fiscal year.

     ELIGIBILITY, VESTING AND BENEFITS
     Each eligible employee becomes a participant in the Plan on the first day after completing six months of service. Each participant's account under the Plan includes the Company's contributions and the participant's allocated share of income, losses, and the unrealized appreciation or depreciation of Plan investments. A participant becomes fully vested after completing seven years of credited service or in the event of death or termination from employment as a result of permanent disability, or upon reaching the age of 65. Participants terminating for any other reason who have less than seven years of service are credited with amounts vested under the seven-year vesting schedule in which participants' accounts are vested at a rate of 10% per year for each of the first four years, and 20% for each of the next three years. Vested benefits are distributable in the form of common stock to the participants upon termination of employment, except for fractional shares, which are purchased from the participant by the Plan at market value on the distribution date. These shares remain in the Plan and are allocated to participants in the same manner as normal contributions. The cash used to purchase these fractional shares is obtained from the Company in the form of additional contributions to the Plan. In 1998 and 1997, $493 and $911, respectively, were contributed to the Plan to purchase fractional shares from participants. At the election of the participant, payment may be deferred until the participant reaches age 70 1/2 if the vested account balance exceeds $5,000.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN (CONTINUED)

     TAX STATUS
     The Company has received a determination letter from the Internal Revenue Service that the Plan, as established on November 27, 1980 and amended and restated effective January 1, 1994, is qualified under Internal Revenue Code Section 401(a), and the related trust is exempt from taxation under
     Section 501(a).

     DISPOSITION OF FUNDS UPON TERMINATION OF THE PLAN
     While the Company has not expressed any intent to terminate the Plan, it may do so at its sole discretion. In the event of termination of the Plan, participants' accounts become fully vested and nonforfeitable and the assets of all participants' accounts will be distributed to or for the benefit of the participants in accordance with the Plan's provisions.


2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements are prepared on the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     Investments have been recorded at market values as determined by the quoted closing market price reported on the New York Stock Exchange at December 31, 1998 and 1997.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     EXPENSES OF THE PLAN
     Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Company at its discretion.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


3.   INVESTMENTS

     The Plan's assets held for investment purposes at December 31 are presented in the following table:


                                                       1998              1997
                                                   -----------     ------------
Oregon Steel Mills, Inc. common shares:

     Number of shares                                1,752,438        1,867,761
                                                   ===========      ===========

     Cost                                          $22,139,569      $20,787,798
                                                   ===========      ===========

     Market*                                       $20,810,201      $39,806,656

     Cash and cash equivalents                          14,295            2,502
                                                   -----------      -----------

     Total assets held for investment purposes     $20,824,496      $39,809,158
                                                   ===========      ===========



   * Represents greater than 5% of the Plan's net assets available for benefits.


4.   TRANSACTIONS WITH PARTIES-IN-INTEREST

     Transactions with Oregon Steel Mills, Inc. during the year ended December 31, 1998 are as follows:

                                                                           CURRENT
                                                                          VALUE OF
                                                                          ASSET AT           NET GAIN
                                                       COST OF          TRANSACTION          ON EACH
                                                        ASSET               DATE           TRANSACTION
                                                    ------------        ------------       -------------
Dividends received from
   Oregon Steel Mills Inc.                           $         -         $1,049,938       $           -

Pass-through of dividends to participants                      -          1,049,938                   -

Contribution from Oregon Steel Mills, Inc.                   493                493                   -

Purchase of 83,454 shares, par value $0.01             1,502,445          1,502,445                   -

198,777 shares, par value $0.01, distributed
   to participants                                       150,653          3,169,554           3,018,901


                             ADDITIONAL INFORMATION

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
ADDITIONAL INFORMATION - SCHEDULE 1
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
-------------------------------------------------------------------------------





     IDENTITY OF ISSUE, BORROWER,               NUMBER OF                       MARKET
       LESSOR OR SIMILAR PARTY                   SHARES            COST         VALUE
------------------------------------------      ----------     -----------    -----------

Oregon Steel Mills, Inc. common stock*          1,752,438      $22,139,569    $20,810,201

Stagecoach Funds, Inc. money market trust          14,295           14,295         14,295

* Represents party-in-interest investment.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
ADDITIONAL INFORMATION - SCHEDULE 2
LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------



Transactions of an amount in excess of 5% of the value of the Plan's assets as of the beginning of the year, reportable under the provisions of the Employee Retirement Income Security Act of 1974, were as follows:


                            DESCRIPTION OF                                          EXPENSES
                         TRANSACTION INCLUDING                                     INCURRED IN                            NET GAIN
                          MATURITY DATE, RATE                                      CONNECTION                 CURRENT     OR (LOSS)
    IDENTITY OF         OF INTEREST, COLLATERAL     PURCHASE   SELLING   LEASE        WITH         COST OF     VALUE       ON EACH
   PARTY INVOLVED        PAR OR MATURITY VALUE       PRICE      PRICE    RENTAL   TRANSACTIONS      ASSET     OF ASSET   TRANSACTION
   --------------        ---------------------      --------   -------   ------   ------------   ----------   --------   -----------

Oregon Steel Mills,     198,777 shares, par value
  Inc.                  $0.01, distributed to
                        participants               $        -  $     -   $    -   $         -    $  150,653  $3,169,554  $3,018,901


Oregon Steel Mills,     83,454 shares, par value
  Inc.                  $0.01 purchased             1,502,445        -        -             -     1,502,445   1,502,445           -



OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
ADDITIONAL INFORMATION - SCHEDULE 3
LINE 27E - SCHEDULE OF NON-EXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------



Party-in-interest transactions reportable under the provisions of the Employee Retirement Income Security Act of 1974 for the year ended December 31, 1998 were as follows:


                                           DESCRIPTION
                                               OF
                                          TRANSACTIONS
                                          INCLUDING
                                          MATURITY
                                        DATE, RATE OF                                EXPENSES
                      RELATIONSHIP TO     INTEREST,                                 INCURRED IN                           NET GAIN
                       PLAN,EMPLOYER     COLLATERAL                                 CONNECTION                 CURRENT   OR (LOSS)
    IDENTITY OF        OR OTHER PARTY-      PAR OR       PURCHASE  SELLING  LEASE      WITH         COST OF    VALUE OF    ON EACH
   PARTY INVOLVED       IN-INTEREST    MATURITY VALUE      PRICE    PRICE   RENTAL TRANSACTIONS      ASSET       ASSET   TRANSACTION
  --------------      ---------------- ---------------   --------  -------  ------ -------------    -------    --------  -----------
Oregon Steel Mills,
   Inc.               Sponsor Company  Dividends
                                        received from
                                        Oregon Steel
                                        Mills, Inc.       $    -    $   -   $   -   $        -      $    -   $1,049,938  $        -


Oregon Steel Mills,
   Inc.               Sponsor Company  Pass-through
                                        of dividends
                                        to participants        -        -       -            -           -    1,049,938           -


Oregon Steel Mills,
   Inc.               Sponsor Company   Contribution
                                         from Oregon
                                         Steel Mills,
                                         Inc.                  -        -       -            -         493          493           -

Oregon Steel Mills,
   Inc.               Sponsor Company    83,454
                                         shares, par
                                         value $0.01
                                         purchased     1,502,445        -       -            -   1,502,445    1,502,445           -


                                    SIGNATURE


         Pursuant to the requirements of the Securitiies Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 25, 1999



                            OREGON STEEL MILLS, INC.



                         By /s/ L. Ray Adams
                           -------------------------------------------
                           Vice President of Finance and
                           Chief Financial Officer